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                              May 2, 2022

       Christie Kelly
       Chief Financial Officer
       Realty Income Corporation
       11995 El Camino Real
       San Diego, CA 92130

                                                        Re: Realty Income
Corporation
                                                            Form 10-K for
fiscal year ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-13374

       Dear Ms. Kelly:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for fiscal year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted Earnings before Interest, Taxes, Depreciation and Amortization for Real Estate
       (Adjusted EBITDAre), page 59

   1. We note your Annualized Pro forma Adjustment used to calculate Annualized Pro forma
                                                        Adjusted EBITDAre, with
the pro forma amounts incorporating operating income from
                                                        acquired or stabilized
properties, and removing operating income from
                                                        properties disposed, to
provide pro forma effect as if transactions that occurred during the period had occurred at
the beginning of such period. Please address the following:

                                                              Tell us how your
presentation of the separate Annualized pro forma
                                                            adjustments
complies with Article 11 of Regulation S-X, as it does not appear you discuss whether the
pro forma adjustments provided include all adjustments required to present the
amount on a pro forma basis;
 Christie Kelly
Realty Income Corporation
May 2, 2022
Page 2
                Discuss your use of operating income, and not a similarly calculated Adjusted
              EBITDAre for properties both acquired and stabilized as well as disposed, and how you determined the use of operating income presents such amounts on a consistent basis to the other components of Adjusted EBITDAre; and
                Pursuant to Item 10(e)(1)(i) of Regulation S-K, provide the required disclosures pertaining to operating income given such measure also appears to be a non-GAAP financial measure, or tell us why you believe such disclosure is not required.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Mark Rakip,
Staff Accountant, at (202) 551-3573 with any questions.



FirstName LastNameChristie Kelly                             Sincerely,
Comapany NameRealty Income Corporation
                                                             Division of
Corporation Finance
May 2, 2022 Page 2                                           Office of Real
Estate & Construction
FirstName LastName